UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)        September 25, 2003

1-13859
Commission File Number

AMERICAN GREETINGS CORPORATION

(Exact name of registrant as specified in Charter)

| Ohio | 34-0065325 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| One American Road, Cleveland, Ohio | 44144 |
| (Address of principal executive Offices) | (Zip Code) |
| | (216) 252-7300 |
| | Registrant's telephone number, including area code |

ITEM 7. Financial Statements and Exhibits.

(c) Exhibit.

The following is furnished as an Exhibit to this Report.

Exhibit 99(a)  -  Earnings Release - Second Quarter Ended August 31, 2003.

ITEM 12. Results of Operations and Financial Condition.

On September 25, 2003, American Greetings Corporation ("the Corporation") reported its results for the six months and second quarter ended August 31, 2003. The Corporation's earnings release for the six months and second quarter ended August 31, 2003 is furnished as Exhibit 99 (a) to this Form 8-K.

The earnings release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Corporation has provided reconciliatios within the earnings release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

Adjusted EBITDA is presented in the earnings release because management believes that it is of interest to its investors and lenders in relation to its debt covenants, as certain of the debt covenants include adjusted EBITDA. The Corporation defines adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization and certain other charges as specified in its debt agreements. Adjusted EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles in the United States. Adjusted EBITDA should not be considered as a substitute for net income or loss, or as an indicator of operating performance or whether cash flows will be sufficient to fund cash needs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS CORPORATION

By: /s/ Joseph B. Cipollone
    Joseph B. Cipollone
    Vice President
    Corporate Controller
    Chief Accounting Officer

September 29, 2003

EXHIBIT INDEX

| Exhibit No. | |
| --- | --- |
| 99(a) | Earnings Release – Second Quarter Ended August 31, 2003. |